FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                                As of May 9, 2003

                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)

                                  TENARIS, S.A.
                               23 Avenue Monterey
                                 2086 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                             Form 20-F  X      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___     No  X
                                                 ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2003


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

                                  TENARIS S.A.


               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                 MARCH 31, 2003

Consolidated interim income statement


                                                                 Three-month period ended
                                                                         March 31,
                                                             --------------------------------
(all amounts in USD thousands)                      Notes           2003              2002
                                                             --------------------------------
                                                                        (Unaudited)
Net sales                                             1            789,579           810,205
Cost of sales                                         2           (558,534)         (544,637)
                                                             --------------------------------
Gross profit                                                       231,045           265,568
Selling, general and administrative expenses          3           (132,998)         (135,170)
Other operating income and expenses                                    521            (1,482)
                                                             --------------------------------
Operating income                                                    98,568           128,916
Financial income (expenses), net                      4            (22,691)          (19,272)
                                                             --------------------------------
Income before tax, equity in losses of associated                   75,877           109,644
companies and minority interest
Equity in losses of associated companies                            (9,034)           (6,368)
                                                             --------------------------------
Income before income tax and minority interest                      66,843           103,276
Income tax                                            5            (17,927)         (129,148)
                                                             --------------------------------
Net income before minority interest                                 48,916           (25,872)
Minority interest (1)                                               (3,404)           (9,459)
                                                             --------------------------------
Net income before  other minority interest                          45,512           (35,331)
Other minority interest (2)                                           -                 (133)
                                                             --------------------------------
Net income (loss) for the period (3)                                45,512           (35,464)
                                                             ================================

(1) Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at March 31, 2003, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.

(2) Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the end of the period.

(3)  See note 6 for Earnings per share calculation.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review Report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated interim balance sheet

(all amounts in USD thousands)                         At March 31, 2003             At December 31, 2002
                                                  ---------------------------     --------------------------
                                          Notes           (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net        7         1,935,579                      1,934,237
  Intangible assets, net                    7            32,939                         32,684
  Investments in associated companies                     5,267                         14,327
  Other investments                                     158,434                        159,303
  Deferred tax assets                                    53,140                         49,412
  Receivables                                            25,096     2,210,455           16,902     2,206,865
                                                  -------------                   ------------
Current assets
  Inventories                                           675,108                        680,113
  Receivables                                           140,764                        155,706
  Trade receivables                                     685,082                        670,226
  Cash and cash equivalents                             390,051     1,891,005          304,536     1,810,581
                                                  -------------                   ------------
                                                                -------------                 --------------
Total assets                                                        4,101,460                      4,017,446
                                                                =============                 ==============

EQUITY AND LIABILITIES
Shareholders' Equity                                                1,722,972                      1,694,054

Minority interest                                                     189,388                        186,783

Non-current liabilities
  Borrowings                                8           317,391                        322,205
  Deferred tax liabilities                              296,198                        320,753
  Effect of currency translation on
     tax base                                           100,664                        114,826
  Employee liabilities                                  117,185                        123,023
  Provisions                                             35,665                         33,874
  Trade payables                                         19,252       886,355           18,650       933,331
                                                  --------------                  ------------

Current liabilities
  Borrowings                                8           397,282                        393,690
  Current tax liabilities                               204,512                        161,704
  Other liabilities                                      74,199                         53,428
  Provisions                                             83,025                         73,953
  Customers advances                                     41,489                         37,085
  Trade payables                                        502,238     1,302,745          483,418     1,203,278
                                                  -------------                   ------------
                                                                -------------                 --------------
Total liabilities                                                   2,189,100                      2,136,609
                                                                -------------                 --------------

Total equity and liabilities                                        4,101,460                      4,017,446
                                                                =============                 ==============

Contingencies  and commitments  (Note 10)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review Report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Consolidated interim statement of changes in shareholders' equity

(all amounts in USD
thousands)

                          Statutory balances according to Luxembourg Law                                          Total at March 31,
                          ----------------------------------------------                                          ------------------
                                                              Other                     Currency    Retained
                            Share      Legal     Share    Distributable  Adjustments   translation  Earnings
                           Capital    Reserves  Premium      Reserves      to IAS      adjustments     (1)         2003       2002
                           -------    --------  -------   -------------  -----------   -----------  --------       ----       ----
                                                                                                                     (Unaudited)
Balance at January 1,     1,160,701   116,070   587,493      206,744       (376,954)         --          --     1,694,054   875,401

Currency translation
differences                                                                              (16,594)                 (16,594)     (533)
Change in ownership in
Exchange Companies                                                                                                            1,724
Net income (loss)                                                                                     45,512       45,512   (35,464)

Balance at March 31,      1,160,701   116,070   587,493      206,744       (376,954)     (16,594)     45,512    1,722,972   841,128

(1) Dividends may be paid by Tenaris to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review Report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Consolidated interim cash flow statement

(all amounts in USD thousands)                     Three-month period ended
                                                           March 31,
                                                   ------------------------
                                                       2003        2002
                                                         (Unaudited)
Net income (loss) for the period                      45,512     (35,464)
Depreciation and amortization                         47,867      42,916
Tax accruals less payments                             4,338     116,747
Equity in losses of associated companies               9,034       6,368
Interest accruals less payments                        2,426      (7,069)
Net provisions                                         3,203      (8,329)
Minority interest                                      3,404       9,592
Change in working capital                             42,280     (57,987)
                                                    --------    --------
Net cash provided by operations                      158,064      66,774
                                                    --------    --------
Capital expenditure                                  (43,611)    (24,531)
Acquisitions of subsidiaries                         (26,232)       --
Proceeds from disposition of property, plant and
equipment                                                658       2,185

Changes in Trust fund                                   --       (10,565)
                                                    --------    --------
Net cash used in investment activities               (69,185)    (32,911)
                                                    --------    --------
Proceeds from borrowings                              84,493      97,184

Repayments of borrowings                             (94,374)    (86,469)
                                                    --------    --------
Net cash (used in) provided by financing              (9,881)     10,715
activities                                              --

Increase in cash and cash equivalents                 78,998      44,578
                                                    --------    --------

Cash at January 1,                                   304,536     213,814
Effect of exchange rate changes on cash
  and cash equivalents                                   298         (75)
Increase in cash and cash equivalents provided by
business acquisitions                                  6,219        --

Increase                                              78,998      44,578
                                                    --------    --------
Cash at March 31,                                    390,051     258,317
                                                    --------    --------

Non-cash financing activity:
Fair value adjustment of minority interest
acquired                                                 748        --
                                                    --------    --------

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review Report of independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies

          Index to accounting policies

     A    Business of the Company and basis of presentation
     B Translation of financial statements and transactions in currencies other than the measurement currency
     C    Use of estimates
     D Summary of accounting policies regarding specific asset and liability categories
     E    Revenue recognition
     F    Earnings per share

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the Standing Interpretations Committee ("SIC") of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the interim financial statements are consistent with those used in the consolidated combined financial statements for the year ended 31 December 2002, unless specified. These interim financial statements should be read in conjunction with the said consolidated combined annual financial statements for the year ended December 31, 2002.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.

A     Business of the Company and basis of presentation

      Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of these holdings is included in Note 29 to the consolidated combined financial statements for the year ended December 31, 2002.

      On November 11, 2002 Tenaris announced the commencement of its offer to exchange its ordinary shares and ADSs for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine ("the Exchange Offer"). The Exchange Offer was concluded successfully on December 13, 2002. As a result of the transaction, the Company acquired 27.94% of Siderca shares and ADSs, 43.73% of Tamsa shares and ADSs and 41.19% of Dalmine shares. Therefore, at the conclusion of the Exchange Offer, Tenaris held directly or indirectly 99.11%, 94.50% and 88.41% of the share capital of Siderca, Tamsa and Dalmine, respectively. Changes occurred to Tenaris' holdings in subsidiaries during the three-month period ended March 31, 2003 are described in Note 12 to these consolidated financial statements.

      At March 31, 2003 the financial statements of Tenaris and its subsidiaries have been consolidated. At March 31, 2002 and up to October 18, 2002, Tenaris' subsidiaries were under the common control of Sidertubes S.A. Thus, for comparative purposes, the consolidated financial statements of Siderca, Dalmine, Tamsa and Tenaris Global Services and their respective subsidiaries at March 31, 2002 have been retroactively combined at the relevant predecessor's cost, reflecting the carrying amount of such assets and liabilities with those of the Company and presented as one company ("Tenaris") in the consolidated combined condensed interim financial statements at that date. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at that period-end.

      Certain reclassifications of balances and elimination of all material intercompany transactions and balances between the Company and the other consolidated companies and their respective subsidiaries have been made.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies (Cont'd.)

B Translation of financial statements and transactions in currencies other than the measurement currency

      The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that better reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company's consolidated combined financial statements for the year ended December 31, 2002, the measurement currency for Siderca is the U.S. dollar, because:

      - Siderca is located in Argentina and its local currency is affected by recurring severe economic crisis
      - sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;
      - purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;
      - most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

      Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the period, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. In case of sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

      Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions, and their corresponding exchange gains and losses are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company's consolidated combined financial statements for the year ended December 31, 2002.

C     Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D Summary of accounting policies regarding specific asset and liability categories

      An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company's consolidated combined financial statements for the year ended December 31, 2002.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies (Cont'd.)

D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(1)   Property, plant and equipment and Intangible assets

      Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002. Expenditure is capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

      Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information system; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives; the useful lives of Tenaris' intangible assets average 4 years and none exceeds 20 years. Research and development expenditure is recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

      In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. However, management considers that there has been no reason to effect an impairment in the carrying value of property, plant and equipment or intangible assets.

(2)   Impairment

      Circumstances affecting the recoverability of tangible and intangible assets may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

      No impairment provisions were recorded, other than the investment in Amazonia, as reflected in Note 11 to the consolidated combined financial statements for the year ended December 31, 2002.

(3)   Other investments

      All   the   Company's    investments    are   currently    classified   as
      available-for-sale in non-current assets in accordance with IAS 39.

      Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met.

      All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment. Costs include transaction costs.

      Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost less impairment.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies (Cont'd.)

D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(4)   Inventories

      Inventories  are  stated  at the  lower of cost and net  realizable  value
      (calculated principally using the average cost method). The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management's analysis of their aging.

(5)   Trade receivables

      Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables.

      This estimate is calculated as a percentage of sales based on historical statistics and on the probability, based on current information and events, that the Company will be unable to collect all amounts due. A provision for customer claims is constituted when a claim is made and management estimates that despite its efforts, the amount due is unlikely to be collected in full.

      At March 31, 2003 the allowance for doubtful accounts and provision for customer claims that were deducted from the corresponding gross accounts receivable totaled USD33.7 million.

(6)   Borrowing

      Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

(7)   Deferred income taxes

      Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris' subsidiaries operate. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company's consolidated combined financial statements for the year ended December 31, 2002.

(8)   Employee-related liabilities

      (a) Employees' statutory profit sharing

      Under Mexican law, Tenaris's Mexican subsidiary companies are required to pay an annual benefit to their employees, which is calculated on the basis of the performance of each company. Employees' statutory profit sharing is provided under the liability method. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies (Cont'd.)

D Summary of accounting policies regarding specific asset and liability categories (Cont'd)

(8)   Employee-related liabilities (Cont'd)

      (b) Employees' severance indemnity

      An employees' severance indemnity provision is recorded, which comprises the liability accrued on behalf of Dalmine and Tamsa employees at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

      Employees' severance indemnity costs are assessed using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates.

      (c) Pension obligations

      Certain Siderca officers are encompassed by a defined benefit employee retirement plan (the "Siderca Plan") designed to provide retirement, termination and other benefits to those officers.

      Siderca is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are not part of a particular plan nor segregated from Siderca's other assets. Due to these conditions, the plan is classified as "unfunded" under International Accounting Standards definition.

      Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

      Benefits provided by the plan are in U.S. Dollars, but depend on a three-year or seven years salary average (the better option for the beneficiary) if the event of retirement happened between January 1, 2002 and December 31, 2003 and, after this date, the benefits of the plan depend on a seven-year salary average.

(9)   Provisions and Other liabilities

      Provisions are accrued to reflect estimations of amounts due relating to incurred expenses for which billing remains outstanding based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.

      Restructuring provisions mainly comprise employee termination benefits which are recognized only when Tenaris has a constructive obligation to effect a restructuring plan, generally occurs when an agreement has been reached with employee representatives on the terms of redundancy and the number of employees affected or after individual employees have been advised of the specific terms.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Accounting policies (Cont'd.)

E     Revenue recognition

      Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery has occurred.

      Other revenues earned by Tenaris are recognized on the following bases:

      -     Interest income: on an effective yield basis.
      - Dividend income from investments in companies under cost method: when Tenaris' right to receive collection is established.

F     Earnings per share

      Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. See Note 6.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements

Index to the notes to the consolidated condensed interim financial statements

      1    Segment information
      2    Cost of sales
      3    Selling, general and administrative expenses
      4    Financial income (expenses), net
      5    Tax charge
      6    Earnings per share
      7    Property, plant and equipment and Intangible assets, net
      8    Borrowings
      9    Derivative financial instruments
      10   Contingencies and commitments
      11   Other events with potential impact on minority interest
      12   Acquisitions

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (In the notes all amounts are shown in USD thousands, unless otherwise stated)

1     Segment information

      Primary reporting format-business segments

                                               Welded &
                                                Other
                                               Metallic
                                    Seamless   Products      Energy       Other     Total
      Three-month period                                  (Unaudited)
      ended March 31, 2003
      Net sales                     565,565      98,521       72,081      53,412    789,579
      Cost of sales                (375,174)    (66,189)     (71,310)    (45,861)  (558,534)
      Gross profit                  190,391      32,332          771       7,551    231,045

      Depreciation and
      amortization                   43,564       2,008        1,133       1,162     47,867

      Three-month period
      ended March 31, 2002
      Net sales                     567,317     145,269       47,677      49,942    810,205
      Cost of sales                (360,508)    (95,390)     (44,883)    (43,856)  (544,637)
      Gross profit                  206,809      49,879        2,794       6,086    265,568

      Depreciation and
      amortization                   39,261       2,299          473         883     42,916

      Tenaris's main business segment is the manufacture of seamless pipes.

      Intersegment net sales from "Energy" to "Seamless" amounted to USD 16,893 and USD 12,862 for the three-month periods ended March 31, 2003 and 2002, respectively.
      Intersegment net sales from "Welded" to "Seamless" amounted to USD 296 and USD 1,582 for the three-month periods ended March 31, 2003 and 2002, respectively.
      Intersegment net sales from "Other" to "Seamless" amounted to USD 16,616 and USD 10,735 for the three-month periods ended March 31, 2003 and 2002, respectively.
      Intersegment net sales from "Seamless" to "Other" amounted to USD 1,096 and USD 833 for the three-month periods ended March 31, 2003 and 2002, respectively.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

1     Segment information (Cont'd)

      Secondary reporting format-geographical segments

                                 ------------------------------------------------------------
                                  South     Europe    North   Middle East  Far East &   Total
                                 America             America  and Africa   Oceania
                                 ------------------------------------------------------------
      Three-month period ended                         (Unaudited)
      March 31, 2003
      Net sales                  189,557   226,371   182,792    90,801      100,058    789,579
      Depreciation and
      amortization                28,752    11,914     5,811         3        1,387     47,867

      Three-month period ended
      March 31, 2002
      Net sales                  240,608   205,114   135,159   135,033       94,291    810,205
      Depreciation and
      amortization                21,239    10,339    10,214        --        1,124     42,916

      Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization are based on the related assets' location.

      Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in five main geographical areas, as shown above.

2     Cost of sales

                                                     Three-month period ended
                                                           March 31,
                                                     ------------------------
                                                        2003         2002
                                                       -------     -------
                                                           (Unaudited)

      Raw materials and consumables used and
        change in inventories                          352,505     354,745
      Services and fees                                 75,705      61,037
      Labor cost                                        65,967      63,232
      Depreciation of property, plant and
        equipment                                       39,490      37,040
      Amortization of intangible assets                  1,160       1,472
      Maintenance expenses                              12,042      13,536
      Provisions for contingencies                       1,783       2,736
      Allowance for obsolescence                           520       1,521
      Taxes                                              1,150         993
      Others                                             8,212       8,325
                                                       -------     -------
                                                       558,534     544,637
                                                       -------     -------

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

3     Selling, general and administrative expenses

                                                             Three-month
                                                            period ended
                                                              March 31,
                                                         -----------------
                                                           2003       2002
                                                         -------   -------
                                                             (Unaudited)
      Commissions, freights and other selling expenses    45,783    68,575
      Labor cost                                          30,788    30,291
      Services and fees                                   28,639    20,049
      Taxes                                                9,422     2,765
      Depreciation of property, plant and equipment        4,412     2,731
      Amortization of intangible assets                    2,805     1,673
      Provisions for contingencies                         1,356       601
      Allowance for doubtful accounts                        248     2,654
      Others                                               9,545     5,831
                                                         -------   -------
                                                         132,998   135,170
                                                         -------   -------

4     Financial income (expenses), net

                                                             Three-month
                                                            period ended
                                                              March 31,
                                                         -----------------
                                                           2003       2002
                                                         -------   -------
                                                             (Unaudited)
      Interest expense                                    (7,591)   (7,455)
      Interest income                                      2,265     3,457
      Net foreign exchange transaction losses (1)        (16,581)   (6,278)
      Financial discount on trade receivables               --      (8,810)
      Others                                                (784)     (186)
                                                         -------   -------
                                                         (22,691)  (19,272)
                                                         -------   -------

(1) Net foreign exchange transactions losses for the three-month periods ended March 31, 2003 and 2002 do not include the impact of currency fluctuations on income tax provisions.

5    Tax charge

                                                             Three-month
                                                            period ended
                                                              March 31,
                                                         -----------------
                                                           2003       2002
                                                         -------   -------
                                                             (Unaudited)

      Current tax                                         48,101     86,288
      Deferred tax                                       (16,012)     1,688
      Effect of currency translation on tax base (a)     (14,162)    41,172
                                                        --------   --------
                                                          17,927    129,148
                                                        --------   --------

(a) As discussed in Note D (7), Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized the impact of deferred income tax due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of its Argentine subsidiaries.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

6     Earnings per share

(i) Under IAS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period. The weighted average number of ordinary shares for the three-month period ended March 31, 2002 was determined considering that the 710,747,090 shares issued for Sidertubes contribution were issued and outstanding as of January 1, 2002.

                                                  Three-month period ended
                                                          March 31,
                                                     2003           2002
                                                  ------------------------
                                                         (Unaudited)

      Net income attributable to shareholders        45,512       (35,464)
      Weighted average number of ordinary
      shares in issue (thousands)                 1,160,701       710,747
      Basic and diluted earnings per share
                                                       0.04         (0.05)

(ii) As explained in the notes to the consolidated combined financial statements for the year ended December 31, 2002 the Sidertubes contribution and the exchange transaction took place in 2002. For a better understanding of the reader and future comparisons the Company has calculated the pro-forma Earnings per share as if these transactions had taken place on January 1, 2002, as follows:

                                                  Three-month period ended
                                                          March 31,
                                                     2003           2002
                                                  ------------------------
                                                         (Unaudited)

      Net income attributable to shareholders        45,512       (35,331)
      Weighted average number of ordinary
      shares in issue (thousands)                 1,160,701     1,160,701

      Basic and diluted earnings per share             0.04         (0.03)

7     Property, plant and equipment and Intangible assets, net

                                                Net Property,       Net
                                                  Plant and      Intangible
                                                  Equipment        Assets
                                                -------------   -----------
     Three-month period ended March 31, 2003     (Unaudited)    (Unaudited)
     Opening net book amount                      1,934,237        32,684
     Translation differences                        (13,855)          459
     Additions                                       38,542         3,761
     Increase due to business combinations           21,215            --
     Disposals                                         (658)           --
     Depreciation/ Amortization charge              (43,902)       (3,965)
                                                  ---------        ------
     At March 31, 2003                            1,935,579        32,939
                                                  ---------        ------

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

8     Borrowings

                                               At March 31,   At December 31,
                                                  2003             2002
                                               ------------   ---------------
                                                         (Unaudited)
      Non-current
      Bank borrowings                             250,328         260,596
      Debentures                                   56,268          54,187
      Finance lease liabilities                    10,795           7,422
                                                 --------        --------
                                                  317,391         322,205
                                                 --------        --------

      Current
      Bank borrowings                             385,714         380,380
      Bank overdrafts                               7,636           9,649
      Finance lease liabilities                     4,781           4,176
      Costs for issue of debt                        (849)           (515)
                                                 --------        --------
                                                  397,282         393,690
                                                 --------        --------
      Total borrowings                            714,673         715,895
                                                 --------        --------

9     Derivative financial instruments

      The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

      Net fair value of derivative financial   At March 31,   At December 31,
      instruments                                 2003             2002
                                               ------------   ---------------
                                                         (Unaudited)

      Contracts with positive fair values:
        Interest rate swaps                             385           556
        Forward foreign exchange contracts            2,035         2,867
        Commodities contracts                           182           639

      Contracts with negative fair values:
        Interest rate swap contracts                 (5,092)       (3,274)
        Forward foreign exchange contracts           (1,910)         (777)
        Commodities contracts                        (3,390)       (3,511)


10    Contingencies and commitments

      Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see (i) below-. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to the Tenaris's consolidated financial position or income statement.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

(i)   Claim against Dalmine

      In June 1998, British Steel plc ("British Steel") and Dalmine were sued by a consortium led by BHP Petroleum Ltd. ("BHP") before the Commercial Court of the High Court of Justice Queen's Bench Division of London. The action concerns the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. ("Ilva"), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

      The products sold were valued at 1.9 million British pounds ("GBP") and consisted of pipe for use in maritime applications. Dalmine received court notice of the action more than two years after the contractual warranty covering the pipe had expired and four years after the pipe was delivered and placed into operation. British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability (equal to GBP300 thousand, or approximately 15% of the value of the products supplied).

      The Commercial Court dismissed the contract claim against British Steel. The decision was subsequently confirmed by the Court of Appeals in a ruling issued on April 7, 2000, as a result of which the claim against British Steel was definitively dismissed. BHP's product liability claim against Dalmine remained outstanding.

      On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court's judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP is being determined in a separate proceeding. Dalmine's petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine's appeal, closing the dispute on the issue of liability.

      BHP has indicated in court proceedings that it will seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Subsequent to the court's judgment in favor of BHP on the issue of liability, BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages. The court is now expected to hear arguments regarding, and issue its final judgment on, total damages during the first half of 2004.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

      Based on the information provided so far by BHP, Dalmine considers that the compensation requested to cover the cost of replacing the pipeline exceeds the cost actually incurred for such purpose. Taking into consideration such information and the preliminary views expressed by independent experts, Dalmine believes that certain of the other claims fail to show an appropriate connection with the events for which Dalmine was found responsible, while others appear to exceed the damage actually incurred.

      Dalmine created a provision in the amount of EUR45 million (USD41.3 million) in its results for 2001 to account for potential losses as a result of BHP's lawsuit. During 2002, in light of the practical difficulties to come to a precise estimate of the liability in view of the complexity and diversity of the elements brought to the proceedings by BHP, Dalmine has decided to increase the amount of the provision by EUR20 million (USD18.9 million), inclusive of interest accrued and legal expenses incurred in connection with such proceedings. Dalmine has stated that the provision was created and increased as a prudent way of complying with applicable accounting principles, and should therefore not be regarded as an admission of indemnification payable to the plaintiffs.

      The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine, and Techint Investments Netherlands BV ("Tenet") -the Siderca subsidiary party to the contract pursuant to which Dalmine was privatized-believes that, under the Dalmine privatization contract, Tenet should be entitled to recover from Fintecna S.p.A. ("Fintecna") on behalf of Dalmine (as a third party beneficiary under the Dalmine privatization contract) 84.08% of any damages it may be required to pay BHP. Tenet has commenced arbitration proceedings against Fintecna to compel it to indemnify Dalmine for any amounts Dalmine may be required to pay BHP. Fintecna has denied that it has any contractual obligation to indemnify Dalmine, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings were suspended at a preliminary stage pending a decision by the British trial court in BHP's lawsuit against Dalmine. Upon request by Tenet and Dalmine, the arbitration panel decided to resume the proceedings in light of the court of appeal's recent decision to dismiss Dalmine's appeal against the judgment of liability in favor of BHP.

(ii)  Consorcio Siderurgia Amazonia, Ltd.

      In January 1998, Amazonia purchased a 70% equity interest in CVG Siderurgica del Orinoco C.A. ("Sidor") from the Venezuelan government. Tamsider, a wholly-owned subsidiary of Tamsa had an initial 12.50% equity interest in Amazonia, which increased to 14.11% in March 2000 as a result of additional investments as described below. As of March 31, 2003, Tamsider's equity interest in Amazonia remained at 14.11%. The Venezuelan government continues to own a 30% equity interest in Sidor.

      Sidor, located in the city of Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America, with an installed capacity of more than 3.5 million tons of liquid steel per year. In 2002, Sidor shipped 3.2 million tons of steel.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

      Sidor has experienced significant financial losses and other problems since the acquisition by Amazonia in January 1998, despite a significant reduction in Sidor's workforce and management's efforts to improve the production process and reduce operating costs. In 1999, due to negative conditions in the international steel market, a sustained and intensifying domestic recession in Venezuela, deteriorating conditions in the credit markets, an increase in the value of the Venezuelan currency relative to the U.S. Dollar and other adverse factors, Sidor and Amazonia incurred substantial losses and were unable to make payments due under loan agreements with their respective creditors. In 2000, these loan agreements were restructured. Despite continued efforts by Sidor's management to improve technology and optimize production levels, in late 2001 Sidor and Amazonia were again unable to make payments due under the restructured loan agreements, following a continuation and aggravation of the same negative factors described above accompanied by increased competition from steel imports in Venezuela. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan government regarding a possible restructuring of their loan agreements. As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827.0 million as determined at the time Sidor's loans were restructured in March 2000) and Amazonia had approximately USD313 million of indebtedness. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

      As a result of the adverse trends discussed above, Tamsider made additional capital contributions to Amazonia, resulting from the restructuring concluded in 2000, while recording significant losses in the value of its investment. In addition to its initial capital contribution of USD87.8 million, Tamsider was required to make capital contributions in the amount of USD36.1 million (of which USD18.0 million took the form of a convertible subordinated loan to Amazonia, as described below) in connection with the restructuring of Amazonia's loan agreements in 2000. The value of Tamsider's investments (as recorded in Tamsa's consolidated financial statements) has decreased significantly since 1998, from USD94.2 million as of December 31, 1998, to USD4.2 million as of March 31, 2003. Further losses and provisions may be recorded in respect of Tamsider's investment in Amazonia. Subject to various conditions it is currently contemplated that Tamsider would make additional capital contributions as a part of a restructuring of Sidor's and Amazonia's existing indebtedness.

      In addition to the risk of further losses in the equity value of its investment, Tamsider has significant exposure in respect of its investment in Amazonia under several agreements and guarantees. Below is a description of the nature and extent of this exposure. We cannot predict whether Tamsider will be required to make payments or will otherwise incur losses under these agreements and guarantees.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

      o The Sidor purchase agreement between Amazonia and the Venezuelan government requires the shareholders of Amazonia, including Tamsider, to indemnify the government for breaches by Amazonia of the Purchase Agreement up to a maximum amount of USD150.0 million for five years from the acquisition date. In connection with this indemnity, the shareholders of Amazonia are required to maintain a performance bond (which Tamsa has guaranteed directly) for five years, beginning in 1998, in the amount of USD150.0 million during the first three years, USD125 million in the fourth year and USD75.0 million in the fifth year. Tamsider's maximum liability under the indemnity would be USD18.8 million, as its obligations with respect to the indemnity are proportional to its initial 12.50% equity interest in Amazonia. The five-year period covered by the indemnification clause included in the purchase agreement expired on January 26, 2003; all events occurred after the date of expiration are not subject to the provisions of the said clause.

      o The Sidor purchase agreement further requires the shareholders of Amazonia to guarantee, also on a proportional basis, the principal and a portion of the interest payable under a loan made to Sidor by the Venezuelan government. Tamsider's maximum liability under this guarantee, which continues to apply to the loan as restructured in 2000, is USD92.2 million.

      o The loan agreement between Amazonia and a group of private lenders (the proceeds of which were used by Amazonia to finance the acquisition of its equity interest in Sidor) required the shareholders of Amazonia, including Tamsider, to pledge their shares in Amazonia as security and also required Amazonia to pledge its shares in Sidor as security. These pledges continue to apply to the loan as restructured in 2000.

      o As discussed above, in connection with the restructuring of Amazonia's loan agreements in 2000, the shareholders of Amazonia, including Tamsider, were required to make additional capital contributions in part by making subordinated loans convertible into additional shares of Amazonia. Tamsider made a subordinated loan of USD18 million to Amazonia as a result of this requirement.

      o Also in connection with the restructuring of Amazonia's loan agreements in 2000, the parent companies of several shareholders of Amazonia, including Tamsider, were required to enter into a put agreement pursuant to which they agreed to purchase, upon certain conditions and in no case prior to December 31, 2007, up to USD25 million in loans payable by Amazonia to its private lenders. The shareholders of Amazonia also delivered a letter to these lenders contemplating the possibility of additional capital contributions of up to USD20 million in the event of extreme financial distress at Sidor. Tamsa's obligations under the put agreement, and Tamsider's share of any capital contribution under the letter, are limited in proportion to its interest in Amazonia when the put is exercised or the contribution is made. Based on Tamsider's current 14.1% equity interest in Amazonia, Tamsa's aggregate liability under the put agreement would be limited to a maximum of USD3.5 million and Tamsider's share of any capital contribution under the letter would be limited to a maximum of USD2.8 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

(iii) Tax claims

      Siderca

      On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP44.5 million (approximately USD14.9 million) at March 31, 2003 in tax and penalties. On the basis of information from Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

(iv)  Other proceedings

      Dalmine is currently subject to a criminal proceeding before the Court of Bergamo, Italy, and two civil proceedings for work-related injuries arising from its use of asbestos in its manufacturing processes from 1960 to 1980. In addition, some other asbestos related out-of-court claims have been forwarded to Dalmine. Of the 39 claims (inclusive of the out-of-court claims), 13 incidents have already been settled or are to be covered by Dalmine's insurer. Dalmine estimates that its potential liability in connection with the remaining cases not yet settled or covered by insurance is approximately EUR7.0 million (USD7.6 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2002.

(v)   Contingent liabilities

      Tenaris had the following contingent liabilities at the corresponding period ends:

                                          -----------------------------
                                          At March 31,  At December 31,
                                             2003            2002
                                          -----------------------------
                                                 (Unaudited)

      Third party assets held in
        custody by Tenaris                    8,559          17,603
      Deposit guarantees and
        other guarantees                    246,724         179,924
                                            --------      ---------
      Total                                 255,283         197,527
                                            --------      ---------

(vi)  Commitments

      The following are the main off-balance sheet commitments:

      (a) Tamsa entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-and-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tamsa would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

      The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tamsa would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tamsa has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI , Tamsa has paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at December 31, 2002, amounted to approximately USD12.6 million. This credit, however, is offset by a provision for an equal amount recorded.

      In connection with Tamsa's original 6.9% equity interest in Comsigua, Tamsa paid USD8.0 million and agreed to cover its proportional (7.5%) share of Comsigua's cash operating and debt service shortfalls. In addition, Tamsa pledged its shares in Comsigua and provided a proportional guarantee in support of the USD156 million (USD76.8 million outstanding as of March 31, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. In February and December 2002, Tamsa was required to pay USD1.3 million and USD0.2 million respectively, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition has been adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998 and, unless market conditions improve substantially, Tamsa may be required to make additional proportional payments in respect of its participation in Comsigua and continue to pay higher-than-market prices for its HBI pursuant to its ff-take contract.

(b) Tamsa purchases from Pemex, at prevailing international prices, natural gas used for the furnaces that reheat steel ingots in the pipe making process. In February, 2001, Tamsa signed an agreement with Pemex, for the supply of 296,600 million BTUs (British Thermal Units per month) of natural gas from January 1, 2001 until December 31, 2003, at a fixed price of USD4.00 per million of BTUs. In order to cover a decrease in natural gas prices, in March 2001, Tamsa entered into a forward contract with Enron North America Corp.("Enron"), with the option to sell up to 200,000 million BTUs per month of natural gas, at a minimum base price of USD4.05 per million of BTUs, from March 2002, through December 2003.

      As a result of Enron's bankruptcy in late 2001, no reasonable prospect exists of exercising Tamsa's option under this contract. The premium paid to Enron of USD2.3 million for this put option was written-off during the fourth quarter of 2001. In order to reduce its exposure to above-market prices under the natural gas supply agreement with Pemex, Tamsa entered into agreements with Citibank, N.A., New York ("Citibank") and JPMorgan Chase Bank ("JPMorgan Chase"), in March 2002 and April 2002. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market price instead of at the USD4.00 per million BTU rate charged by Pemex, resulting in a more favourable price to Tamsa for natural gas so long as the market price remains below USD4.00.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

10    Contingencies and commitments (Cont'd.)

      Under the agreements, Tamsa must continue to make its purchase of natural gas at market price even if the market price rise above USD4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the USD4.00 per million BTU rate if the market price of natural gas falls to USD2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to USD2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004, to December 31, 2005, at price of USD2.8 per million BTUs.

(c) In August 2001, Dalmine Energie S.p.A. signed an agreement for the purchase of natural gas with certain take or pay conditions. The agreement began on October 1, 2001, and will expire 10 years later on October 1, 2011. The outstanding value of the contract is approximately EUR685 million (USD746 million) taking into consideration prices prevailing as of March 31, 2003. Dalmine Energie S.p.A. has contracted transportation capacity until August 31, 2003 and will be requesting Snam Rete Gas, the transportation company, the necessary capacity for the following six years. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority taking into consideration all allocation capacity requests filed by August 1st, 2003.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD9.0 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

11    Other events with potential impact on minority interest

      (i) Plan for the Acquisition of Remaining Minority Interest in Tamsa

      On March 31, 2003 Tenaris announced a Plan for the acquisition of the remaining minority interest in Tamsa, which comprised 5.5% of the shares and ADSs of the said company, and to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of its ADR facility and, if and when applicable, the termination of Tamsa's registration with the U.S. Securities Exchange Commission (the SEC). The plan was subjected to prior approval by the Mexican securities regulator and Tamsa's extraordinary shareholders meeting. Tenaris currently does not expect to obtain the requisite approvals, and consequently be in a position to effect any exchange of shares and ADSs prior to June 2003.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

11    Other events with potential impact on minority interest (Cont'd.)

      (ii) Dalmine Shareholding

      Pursuant to purchases made in the market, during the three-month period ended on March 31, 2003 Tenaris increased its shareholding in Dalmine so that it now holds over 90% of Dalmine's ordinary shares. Accordingly, on March 11, 2003 Tenaris announced its intention to launch, in accordance with Italian regulations, a residual public offer for the remaining shares of Dalmine at a price to be determined by the Italian securities' regulator ("CONSOB"). On March 31, 2003 a filing with the CONSOB was made in relation to the said residual public offer, upon the conclusion of which, Dalmine's shares will be delisted.

      (iii) Plan for the Acquisition of Remaining Minority Interest in Siderca

      On February 21, 2003 Tenaris announced a Plan for the unilateral acquisition of the remaining minority interest in Siderca, which comprised 0.89% of the shares and ADSs of the said company, and to cause the delisting of Siderca. The acquisition procedure is based on the authority granted to Tenaris by Decree 677/01 of the Argentine Government, which entitles controlling shareholders holding 95% or more of the shares of a public company to compel the sale of the shares held by minority investors. On April 3, 2003 the Argentine securities regulator ("CNV") approved Tenaris' proposal to effect such acquisition. Simultaneously, Siderca's ADR program was terminated.

      Notwithstanding, on April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who hold 0.01% of the shares of Siderca, argue that the provisions of Decree 677/01 that authorize Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the administrative step necessary for Tenaris to consummate the acquisition was delayed, therefore preventing the Company from completing the acquistion. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs. In light of such agreement, the CNV authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff's shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD 19.1 million.

      With respect to the plaintiffs' claim, Tenaris will argue before the competent courts its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2003
--------------------------------------------------------------------------------

Notes to the consolidated condensed interim financial statements (Cont'd.)

12    Acquisitions

      During the three-month period ended March 31, 2003 the Company acquired 1.59% of shares of Dalmine from minority shareholders for USD 3.1 million. The fair value of net assets acquired was USD 4.4 million giving rise to negative goodwill of USD 1.3 million.

      Also during the three-month period ended March 31, 2003 Siderca acquired Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160MW, for a total amount of USD 23.1 million, which approximates with the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca's operations, which consume around 160 MW at peak production. The acquisitions of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

      The assets and liabilities arising from the acquisitions are as follows:

                                                                 Three-month
                                                                 period ended
                                                                March 31, 2003
                                                               -----------------
                                                                 (Unaudited)
                                                               -----------------

      Other assets and liabilities, net                             2,734

      Property, plant and equipment                                21,215
      Goodwill                                                     (1,308)
                                                                  -------

      Net assets acquired                                          22,641

      Minority interest                                             3,880

      Total non-current liabilities                                  (289)
                                                                  -------

      Total liabilities assumed                                      (289)
                                                                  -------

      Purchase consideration                                       26,232
                                                                  -------

                                                            Carlos Condorelli
                                                         Chief Financial Officer